Exhibit 99.2

MEDIWOUND LTD.

PROXY FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 28, 2022

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Stephen T. Wills, Ofer Gonen, Boaz Gur-Lavie and Adv. Tamar Fishman Jutkowitz, and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the ordinary shares of MediWound Ltd. (the “Company”), held of record in the name of the undersigned at the close of business on October 21, 2022, at the Extraordinary General Meeting of Shareholders of the Company (the “Meeting”) to be held at the offices of Latham & Watkins LLP, Conference Center, 1271 Avenue of the Americas, New York, New York 10020-1300, at 10:00 a.m. (Eastern Standard Time) on November 28, 2022, and at any and all adjournments or postponements thereof, on the proposals listed on the reverse side, which are more fully described in the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement relating to the Meeting.

The undersigned acknowledges receipt of the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned.  If no direction is made with respect to Proposals 2 and 3, this Proxy will be voted FOR such proposals.  If no direction is made with respect to Proposals 1 and 4, the undersigned will be deemed to have abstained from voting on such proposal (unless the undersigned completes Item 1A and/or 4A on the reverse side, in which case this Proxy will be voted FOR Proposal 1 and/or Proposal 4).  Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

MEDIWOUND LTD.

TO BE HELD ON NOVEMBER 28, 2022

GO GREEN

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NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS:

The Notice of Meeting, proxy statement and proxy card
are available at - http://ir.mediwound.com/financial-information/annual-reports

Please date, sign and mail your proxy card in the
envelope provided as soon as possible.

↓Please detach along perforated line and mail in envelope.↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS.  PLEASE SEE THE INSTRUCTIONS BELOW REGARDING ITEM 1A AND ITEM
4A RELATING TO PROPOSALS 1 AND 4.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ⌧
Directions (Items 1A and 4A)

PLEASE BE CERTAIN TO FILL IN THE BOX “FOR” ITEM 1A AND 4A OPPOSITE TO CONFIRM THAT YOU ARE NOT A CONTROLLING SHAREHOLDER AND DO NOT HAVE A CONFLICT OF INTEREST (REFERRED TO AS A “PERSONAL INTEREST” UNDER THE ISRAELI COMPANIES LAW) IN THE APPROVAL OF PROPOSALS 1 AND 4.

If you believe that you, or a related party of yours, has such a conflict of interest, or if you are a controlling shareholder, and you wish to participate in the vote on Proposal 1 and/or Proposal 4, you should check the box “AGAINST” Item 1A AND/OR 4A. In that case, your vote will count towards or against the ordinary majority required for the approval of Proposals 1 and 4, but will not count towards or against the special majority required for the approval of Proposals 1 and/or 4.

IF YOU DO NOT INDICATE WHETHER OR NOT YOU ARE A CONTROLLING SHAREHOLDER AND/OR HAVE A CONFLICT OF INTEREST IN ITEM 1A and ITEM 4A, YOUR VOTE WILL NOT BE COUNTED AT ALL FOR PROPOSALS 1 AND 4.

To change the address on your account, please check the box at the right and indicate your new address in the space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.  ☐
	FOR	AGAINST	ABSTAIN
1.  Approval of the renewal for an additional three-year period of an updated version of the compensation policy for the executive officers and directors of the Company in accordance with the requirements of the Israeli Companies Law, 5759-1999.

	☐	☐	☐
1A. The undersigned hereby confirms that he, she or it is not a controlling shareholder and does not have a conflict of interest in the approval of Proposal 1. [MUST COMPLETE]	☐	☐	☐
2.   Approval of an amendment to Article 6 of the Company’s Amended and Restated Articles of Association that increases the Company’s authorized share capital, from (i) NIS 500,000, consisting of 50,000,000 ordinary shares, to (ii) NIS 900,000, consisting of 90,000,000 ordinary shares.

	☐	☐	☐
 3.   Approval of a reverse share split of the Company’s ordinary shares in a range of 5:1 up to 10:1, to be effected at the discretion of, and at such ratio and in such date as shall be determined by, the Board, within 12 months of the Meeting; and an accompanying amendment to the Company’s Amended and Restated Articles of Association.

	☐	☐	☐
4.  Approval of the compensation terms of   Mr. Nachum (Homi) Shamir in his capacity as chairman of the Board as previously approved by the Board on August 18, 2022, effective as of the date of his appointment.

	☐	☐	☐
4A. The undersigned hereby confirms that he, she or it is not a controlling shareholder and does not have a conflict of interest in the approval of Proposal 4. [MUST COMPLETE]	☐	☐	☐

Signature of shareholder	Date	Signature of shareholder	Date

Note:
Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each owner should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such.  If the signer is a partnership, please sign in partnership name by authorized person.